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2003

Q2 Report

Because the world is watching™

        This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

SECOND QUARTER REPORT 2003

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis ("MD&A") of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the second quarter ended October 31, 2002, and 2001. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

OVERVIEW

During the second quarter of fiscal 2003, capital spending by the Company's core professional television customers continued to remain soft. As a result of this continued softness, revenue levels for the quarter were disappointing as the anticipated market recovery has not yet materialized. Significant highlights for the quarter included:

  •
  Continued quarter-on-quarter growth in the server business, supported by ongoing new product flow. BrowseCutter-II™, a second-generation MPEG-1 low-resolution proxy browse and edit solution, was launched during the quarter.

  •
  Shipping dpsVelocityQ™, which contributed to significant growth in the Company's Post Production revenue over the prior quarter. The dpsVelocityQ™ was selected for the 'Pick of Show' award for the SATIS 2002 trade show in Paris.

  •
  Sales of the AgileVision™ AGV-1000 to a number of public broadcasting customers as the product continues to gain market share in a segment that is preparing to invest heavily in the DTV transition.

  •
  Shipping Genesis™ ARC-6001 aspect ratio converter, and announcing numerous enhancements to existing products. The Leitch product offering also continues to be enhanced by improved interoperability between products in all major operating segments.

  •
  Participation in the IBC exhibition in September, where the company received enthusiastic response to its existing and new product lines.

        The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have trended in the 50-55% range for the past few years and are expected to remain in that range in the future. Profitability is, therefore, significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, Selling and Administrative and Research and Development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without consuming cash, or impacting the Company's ability to grow when the markets return.

Definitions

The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (Loss). Net Operating Income (Loss) and Net loss are reconciled in the table below. Net Operating Income (Loss) is calculated as earnings (loss) from continuing operations before amortization and equity interests less income taxes (excluding income taxes — partly owned businesses). Net Operating Income (Loss) for the quarters ended October 31, 2002, and 2001 was ($2.0 million) and $1.2 million respectively. Net Operating Income was $0.2 million during the previous quarter ended July 31, 2002. Net Operating Income (Loss) for the six months ended October 31, 2002, and 2001 was ($1.9 million) and $1.2 million respectively.

        Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net loss prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income

(Loss) to remove acquisition and investment related charges as well as discontinued operations, which the Company views as outside its core operating results. The following tables reconcile Net loss to Net Operating Income (Loss):

	Three months ended,
(in millions)	October 31, 2002	July 31, 2002	October 31, 2001
Net loss under Canadian GAAP	$(3.4)	$(1.4)	$(2.3)
Amortization of acquired technology	1.5	1.5	1.5
Equity interest in losses of partly owned businesses	(0.1)	0.1	1.2
Income taxes — partly owned businesses	—	—	(0.3)
Loss from discontinued operations, net of tax benefit	—	—	1.1

Net Operating Income (Loss)	($2.0)	$0.2	$1.2

	Three months ended,
(in millions)	October 31, 2002	October 31, 2001
Net loss under Canadian GAAP	$(4.8)	$(5.7)
Amortization of acquired technology	3.0	2.9
Equity interest in losses of partly owned businesses	(0.1)	2.4
Income taxes — partly owned businesses	—	(0.5)
Loss from discontinued operations, net of tax benefit	—	2.1

Net Operating Income (Loss)	$(1.9)	$1.2

Revenue

Revenue for the quarter ended October 31, 2002, totaled $45.7 million, a decrease of $6.2 million or 12% over the $51.9 million earned during the second quarter of the preceding fiscal year and a decrease of $1.3 million or 3% compared to revenue of $47.0 million during the previous quarter ended July 31, 2002.

        Revenue for the six months ended October 31, 2002, was $92.7 million, a decrease of $8.2 million or 8% compared to the $100.9 million earned during the six months ended October 31, 2001.

        As indicated above, the Company continues to see softness in capital spending in its core professional video customer base.

Product Revenue

The Company generated approximately 68% of its revenues from Video Processing and Distribution ("VP&D"), 20% from Video Servers ("Servers") and 12% from Post Production ("Post") during the second quarter of fiscal 2003. This mix is consistent with recent quarters, and future growth is expected across all product lines when capital spending in the industry returns. Therefore, the Company does not expect a significant shift in the revenue split across product segments.

        Revenue from VP&D decreased from $34.6 million during the three months ending October 31, 2001, to $31.3 million during the three months ending October 31, 2002, a decrease of 10%. Revenue from VP&D decreased $3.3 million or 10% compared to the $34.6 million earned in the prior quarter.

        Revenue from Servers decreased from $10.2 million during the three months ending October 31, 2001, to $9.0 million during the three months ending October 31, 2002, a decrease of 12%. Revenue from Servers increased $0.4 million or 5% compared to the $8.6 million earned in the prior quarter.

        Revenue from Post decreased from $7.1 million during the three months ending October 31, 2001, to $5.4 million during the three months ending October 31, 2002, a decrease of 24%. Revenue from Post increased $1.6 million or 42% compared to the $3.8 million earned in the prior quarter.

        Although run-rate revenue from existing products has decreased somewhat in the soft economy, new products launched in the last few quarters, including Agilevision™ AGV-1000, the NEO™ suite of products and dpsVelocityQ™ , are gathering momentum and have shown increases in revenue over the past two quarters. The Company believes that new product revenue growth will continue its strong momentum and anticipates a return to historical levels in run-rate business as the economy improves.

Geographic Revenue

The Company generated approximately 48% of its revenues in the United States, 17% in Europe, 11% in Non-U.S. Americas and 24% in Pacific Rim during the second quarter of fiscal 2003. This represents a shift from historical splits, as Europe is traditionally approximately 25% and the Pacific Rim approximately 15% of revenues. The Company does not believe that the split of revenues in the second quarter is indicative of its long-term split. Although some shift toward the Pacific Rim is anticipated as growth in that region exceeds that of more mature markets, the Company expects to align more closely with historical splits by geography in the near term.

        The United States had a revenue decrease of 17% from $26.6 million in the second quarter of fiscal 2002 to $22.0 million in the second quarter of fiscal 2003. Revenue in the United States decreased $4.0 million or 15% compared to the $26.0 million earned in the first quarter of fiscal 2003. Declines in the United States were attributed to continued uncertainty in capital spending in the broadcast market, particularly in the ongoing deferral of major projects. The Company does not believe that its market share position has been negatively impacted during the quarter.

        Europe had a revenue decrease of 1% from $8.0 million in the second quarter of fiscal 2002 to $7.9 million in the second quarter of fiscal 2003. Revenue in Europe decreased $0.6 million or 7% compared to the $8.5 million earned in the first quarter of fiscal 2003.

        Revenue from the Non-U.S. Americas decreased from $5.8 million in the second quarter of fiscal 2002 to $4.9 million in the second quarter of fiscal 2003, a decrease of 16%. Revenue in Non-U.S. Americas decreased $2.6 million or 35% compared to the $7.5 million earned in the first quarter of fiscal 2003. Revenues in Non-U.S. Americas typically fluctuate from quarter to quarter due to a smaller number of large projects significantly swinging revenue from quarter to quarter. Revenue to several South American countries continues to be negatively impacted by currency and political issues.

        Revenue in the Pacific Rim decreased from $11.5 million in the second quarter of fiscal 2002 to $10.8 million in the second quarter of fiscal 2003, a decrease of 6%. Revenue in the Pacific Rim increased $5.9 million or 120% compared to the $4.9 million earned in the first quarter of fiscal 2003. Revenues in the Pacific Rim typically fluctuate from quarter to quarter due to a smaller number of large projects significantly swinging revenue from quarter to quarter. Revenue grew substantially due in part to acceptance of the new Post Production products released recently.

Gross Margin

Gross margin as a percentage of revenue was 50% in the second quarter of fiscal 2003 compared to 53% in the second quarter of fiscal 2002 and 53% in the previous quarter. The decline in margin is mainly a result of lower volume of product throughput as well as changes in the product mix sold during the quarter.

        Gross margin was 52% in the six months ended October 31, 2002, compared to 53% in the six months ended October 31, 2001.

Research and Development

The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the television industry. This investment drives future revenues and margins through new product introduction and more cost effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and will adjust spending when appropriate. Investment in R&D in the second quarter of fiscal 2003 was $8.2 million or 18% of revenue, down from $8.3 million or 16% in the second quarter of fiscal 2002, and up from $8.1 million in the previous quarter. As in prior quarters, the Company announced a number of new products and enhancements and continues its track record of innovation.

        R&D expenses during the six months ended October 31, 2002, were $16.3 million, a decrease of $0.6 million or 4% compared to the $16.9 million incurred during the six months ended October 31, 2001.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 2% in the second quarter of fiscal 2003 to $17.7 million from $18.0 million in the second quarter of fiscal 2002. Selling and administrative costs increased by $1.2 million from $16.5 million in the previous quarter. Selling and administrative expenses were 39% of revenue in the second quarter of fiscal 2003, compared to 35% of revenue in the second quarter of fiscal 2001 and 35% of revenue in the first quarter of fiscal 2003. The increase over the prior quarter is largely due to trade show costs as the Company attends the International Broadcasting Convention ("IBC") during September of each year. The Company also incurred additional expenses of approximately $0.3 million related to the shut down of its Australian office.

        Selling and administrative expenses during the six months ended October 31, 2002, were $34.2 million, a decrease of $0.5 million or 1% compared to the $34.7 million incurred during the six months ended October 31, 2001.

        Selling and Administrative expenses include sales, customer service, marketing, and administration. For the most part, this expense base is fixed in nature and does not fluctuate directly with revenue. However, the Company has been working to reduce these expenses without impairing its ability to respond when capital spending returns.

Amortization of Acquired Technology

Acquired technology represents the fair value of existing technology purchased through acquisitions. This asset is being amortized on a straight line basis over a period of four years. There are no significant fluctuations in the amortization quarter over quarter.

Equity Interest in Losses of Partly Owned Businesses

Equity interest in losses of partly owned businesses ("POBs") represents the Company's share of earnings or losses of companies in which it owns a significant, but not controlling, interest. Equity interest in losses from POBs decreased from $1.1 million in the second quarter of fiscal 2002 to a gain of $0.1 million in the second quarter of fiscal 2003. Equity interest in losses from POBs decreased $0.1 million compared to the previous quarter. Equity interest in losses from POBs during the six months ended October 31, 2002, was a gain of $0.1 million, an improvement of $2.6 million compared to the $2.5 million loss incurred during the six months ended October 31, 2001.

        The decrease in Equity interest in losses of POBs is due to the write down of the investments in Path 1 Network Technologies, Inc., and FastVibe Corporation ("FastVibe") in the latter half of fiscal 2002. During the second quarter of fiscal 2003, the Company sold its interest in FastVibe for $0.2 million.

Net Operating Income (Loss)

As a result of the factors discussed above, Net Operating Income (Loss) (as defined above) for the quarter ended October 31, 2002, was ($2.0 million) or ($0.07) per share compared to $1.2 million or $0.04 per share for the quarter ended October 31, 2001, and $0.2 million or $0.01 per share in the previous quarter.

        Net Operating Income (Loss) in the six months ended October 31, 2002, was ($1.9 million) or ($0.06) per share compared to $1.2 million or $0.04 per share during the six months ended October 31, 2001.

Loss from Continuing Operations

Loss from continuing operations in the second quarter of fiscal 2003 was ($3.4 million) or ($0.11) per share compared to ($1.2 million) or ($0.04) per share in the second quarter of fiscal 2002 and ($1.4 million) or ($0.05) per share in the previous quarter.

        Loss from continuing operations during the six months ended October 31, 2002, was ($4.8 million) or ($0.16) per share compared to ($3.6 million) or ($0.12) per share during the six months ended October 31, 2000.

Net Loss

Net loss in the second quarter of fiscal 2003 was ($3.4 million) or ($0.11) per share compared to ($2.3 million) or ($0.08) per share in the second quarter of fiscal 2002 and ($1.4 million) or ($0.05) per share in the previous quarter.

        Net loss during the six months ended October 31, 2002, was ($4.8 million) or ($0.16) per share compared to ($5.7 million) or ($0.19) per share during the six months ended October 31, 2001.

        The loss from discontinued operations in fiscal 2002 is from the Company's semiconductor segment, for which a formal plan of disposal was made in October 2001. The Company has sold over 80% of its interest in the semiconductor segment, Silicon Construction Sweden AB ("SiCon"). The terms of this sale include deferred payments, the substantive portion of which management expects to collect before the end of the fiscal year. The Company expects to record a one time gain on disposal of less than $1 million at that time, which will be reflected in Loss from discontinued operations, and therefore will not impact Net Operating Income (Loss). The Company continues to retain less than a 20% share in SiCon and will not retain any special rights. This will be accounted for as a portfolio investment and carried at $nil.

        The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") has been provided in note 4 to the quarterly consolidated financial statements. Net loss in the second quarter of fiscal 2003 was ($3.2 million) or ($0.11) per share under U.S. GAAP compared to ($1.3 million) or ($0.04) per share in the second quarter of fiscal 2002 and ($1.3 million) or ($0.04) per share in the first quarter of fiscal 2003. Net loss during the six months ended October 31, 2002, was ($4.4 million) or ($0.15) per share under U.S. GAAP compared to ($3.3 million) or ($0.11) per share during the six months ended October 31, 2001. U.S. GAAP differences in fiscal 2003 are primarily a result of prior differences in accounting for acquisition-related intangible assets.

Cash Position

At October 31, 2002, the Company's cash and cash equivalents position was $11.0 million compared to $10.8 million at the end of the prior quarter.

        It is anticipated that working capital of $98.0 million, combined with available credit facilities, is sufficient to meet the Company's daily cash requirements throughout fiscal 2003, although the Company may go to the capital markets in fiscal 2003 to fund acquisitions.

Capital Assets and Expenditures

Capital assets, net of accumulated depreciation, decreased to $54.2 million in the second quarter of fiscal 2003 from $56.5 million at the end of the prior quarter. Additions to capital assets amounted to $1.0 million during the second quarter of fiscal 2003 compared to $2.3 million during the prior quarter. All additions during fiscal 2003 were financed from cash flows provided by operations. Expenditures during the second quarter of fiscal 2003 were primarily for R&D equipment and computer software.

        The Company plans to spend less than $10.0 million on capital projects during fiscal 2003, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, existing bank facilities and cash flows from operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, future income tax assets and the carrying value of intangible assets. Actual results could differ materially from those estimates and assumptions.

        The Company records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

        The Company adjusts its inventory valuation based on estimates of net realizable value. A change to these assumptions could impact the valuation of inventory.

        The Company records a net future tax asset that arises from available tax losses and future income tax deductions. The utilization of these tax losses and future income tax deductions is limited to the future operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company's current projections demonstrate that it will more likely than not generate sufficient taxable income in the future to realize the benefit of these deferred tax assets in the carry forward periods.

        The Company's carrying value of goodwill and acquired technology is assessed, in part, with reference to projected future net cash flows. A significant change in the projected future net cash flows could impact the carrying value of goodwill and acquired technology.

Risk Factors

In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company invests significant resources in the development of products for the markets it serves and to enter new markets, as they require the Company's technological expertise. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. Leitch has expanded product development to be successful in identifying, developing, manufacturing and marketing new products. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes it has a technological advantage in its products and continues to strengthen sales channels to ensure it remains a key competitor. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

The Company's products are typically a small part of the overall cost of large broadcast installations or a large part of smaller production islands and equipment upgrades. Industry requirements are driven to a large extent by national economic pressures and industry standards.

        The Company attempts to mitigate the above-noted risks by designing into its products the flexibility to accommodate future standards and by maintaining a diverse product offering and extensive international distribution channels. The Company's products are sold in over 80 countries directly and through distributors, system integrators, dealers and original equipment manufacturers.

        The revenue generated by the Company's extensive sales force also helps to smooth economic fluctuations in various geographic regions. The different year-ends and budgetary cycles of governments and corporations also contribute to fluctuations in quarterly revenue.

        There can be no assurance that revenues achieved by Leitch in previous quarters will continue or that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters ("NAB") in April and IBC in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter to quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

New Markets

The Company is a new entrant into a number of markets. The Company's ability to succeed in these markets is subject to uncertainties, including market acceptance of its products, time to market, strategic alliances and the establishment of new distribution channels.

Reliance on Key Employees

The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

Stock Price Volatility

The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Outlook

The Company's outlook is unchanged from the last two quarters. The Company is conserving cash while carefully managing its expenses and balance sheet. The Company continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not compromised its research and development capabilities and continues to launch award-winning products that are improving customers' businesses.

        As indicated above, the Company is experiencing significant growth in its new product initiatives but has seen declines in its other product lines due, it believes, to the continued softness in the economy. With recent rebounds in advertising spending in television and increases in confidence in the economy at large, the Company believes there will be a return to increased capital spending in the near future. This could have a positive impact on the Company's results.

Margaret A. Craig	Reginald J. Tiessen
President & Chief Executive Officer November 26, 2002	Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	October 31, 2002	April 30, 2002
Assets
Current assets:
Cash and cash equivalents	$11,039	$7,942
Accounts receivable	39,275	49,403
Inventory	59,678	65,052
Future income taxes	5,036	4,937
Income taxes recoverable	3,927	2,989
Prepaid expenses and other assets	6,120	7,225

	125,075	137,548
Capital assets	54,195	60,675
Future income taxes	20,139	19,176
Investments in partly owned businesses	1,599	1,777
Acquired technology	12,355	15,258
Goodwill	73,824	73,824

	$287,187	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$23,613	$38,162
Future income taxes	3,343	2,437
Income taxes payable	621	—

	27,577	40,599
Future income taxes	3,865	6,659
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation adjustment	5,692	6,162
Retained earnings	35,987	40,772

	255,745	261,000
Commitments and contingencies

	$287,187	$308,258

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended October 31,		Six months ended October 31,
	2002	2001	2002	2001
Revenue	$45,726	$51,925	$92,679	$100,857
Cost of goods sold	22,794	24,249	44,953	47,808

Gross margin	22,932	27,676	47,726	53,049
Expenses (income):
Selling and administrative expenses	17,663	17,982	34,164	34,708
Gross research and development	9,087	9,081	18,025	18,479
Investment tax credits	(856)	(809)	(1,740)	(1,587)
Interest income, net	(22)	(102)	(34)	(247)

	25,872	26,152	50,415	51,353

Earnings (loss) from continuing operations before amortization, equity interest and income taxes	(2,940)	1,524	(2,689)	1,696
Amortization of acquired technology	1,502	1,435	3,010	2,870
Equity interest in losses of partly owned businesses	(131)	1,144	(81)	2,465

Loss from continuing operations before income taxes	(4,311)	(1,055)	(5,618)	(3,639)
Income taxes	(911)	365	(833)	470
Income taxes — partly owned businesses	—	(269)	—	(278)

	(911)	96	(833)	(77)

Loss from continuing operations	(3,400)	(1,151)	(4,785)	(3,562)
Loss from discontinued operations, net of tax benefit	—	(1,108)	—	(2,099)

Net loss	$(3,400)	$(2,259)	$(4,785)	$(5,661)

Loss per share from continuing operations:
Basic	$(0.11)	$(0.04)	$(0.16)	$(0.12)
Diluted	(0.11)	(0.04)	(0.16)	(0.12)

Loss per share:
Basic	$(0.11)	$(0.08)	$(0.16)	$(0.19)
Diluted	(0.11)	(0.08)	(0.16)	(0.19)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	29,782	29,782
Diluted	29,782	29,782	29,782	29,782

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars — Unaudited)

Six months ended October 31,	2002	2001
Retained earnings, beginning of period	$40,772	$85,444
Net loss	(4,785)	(5,661)

Retained earnings, end of period	$35,987	$79,783

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars, except per share amounts — Unaudited)

Six months ended October 31,	2002	2001
Cash flows provided by (used in):
Operating activities:
Loss from continuing operations	$(4,785)	$(3,562)
Items not involving cash:
Depreciation	6,296	4,995
Future income taxes	(2,950)	(5,569)
Amortization of acquired technology	3,010	2,870
Equity interest in losses of partly owned businesses	(81)	2,465
Loss on disposal of capital assets	246	—
Net change in non-cash balances related to continuing operations	2,249	(1,953)

Cash flows provided by (used in) continuing operations	3,985	(754)
Cash flows used in discontinued operations	(508)	(1,241)

Cash flows provided by (used in) operating activities	3,477	(1,995)
Financing activities:

Cash flows provided by financing activities	—	—
Investing activities:
Investment in capital assets	(3,311)	(10,732)
Proceeds from disposal of capital assets	2,853	247

Cash flows used in investing activities	(458)	(10,485)
Change in cash balances due to foreign exchange	78	4,140

Increase (decrease) in cash and cash equivalents	3,097	(8,340)
Cash and cash equivalents, beginning of period	7,942	13,986

Cash and cash equivalents, end of period	$11,039	$5,646

Supplementary cash flow information:
Income taxes paid	$530	$2,881
Interest paid	105	151

The accompanying notes form an integral part of these consolidated financial statements.

SECOND QUARTER REPORT 2003

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except per share amounts — Unaudited)

1      SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2002 Annual Report.

2      STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

        For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2002 Annual Report.

        The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and six months ended October 31, 2002 and 2001. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended October 31,		Six months ended October 31,
	2002	2001	2002	2001
Net loss:
As reported	$(3,400)	$(2,259)	$(4,785)	$(5,661)
Pro forma	$(3,529)	$(2,301)	$(5,339)	$(5,743)

Loss per share as reported
Basic	$(0.11)	$(0.08)	$(0.16)	$(0.19)
Fully diluted	$(0.11)	$(0.08)	$(0.16)	$(0.19)

Loss per share pro forma
Basic	$(0.12)	$(0.08)	$(0.18)	$(0.19)
Fully diluted	$(0.12)	$(0.08)	$(0.18)	$(0.19)

The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for the three months and six months ended October 31, 2002 was $2.90 and for the three months and six months ended October 31, 2001 was $4.29 and $5.93 respectively. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended October 31,		Six months ended October 31,
	2002	2001	2002	2001
Risk free interest rate	4.53%-4.91%	4.66%-4.97%	4.53%-4.91%	4.66%-5.32%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	22.2%-31.4%	42.4%-50.4%	22.2%-31.4%	42.4%-53.8%
Expected dividends	—	—	—	—

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

3      SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2002 Annual Report.

a)
Industry Segments

Three months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$31,250	$9,047	$5,429	—	—	$45,726
Internal	—	—	—	1,152	(1,152)	—

	31,250	9,047	5,429	1,152	(1,152)	$45,726

Contribution margin	10,901	1,845	1,955	1,152	(1,152)	14,701
Selling and administrative						17,663
Interest income						(22)

Loss from continuing operations before amortization, equity interest and income taxes						$(2,940)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	622	185	187	—	—	994

Three months ended October 31, 2001	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$34,573	$10,233	$7,119	—	—	51,925
Internal	—	—	—	510	(510)	—

	34,573	10,233	7,119	510	(510)	51,925

Contribution margin	13,376	2,810	3,218	510	(510)	19,404
Selling and administrative						17,982
Interest income						(102)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,524

Total assets	$185,762	$66,183	$45,738	$38,585	—	$336,268
Capital asset expenditures	2,417	572	395	—	—	3,384

Six months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$65,812	$17,683	$9,184	—	—	92,679
Internal	—	—	—	2,304	(2,304)	—

	65,812	17,683	9,184	2,304	(2,304)	92,679

Contribution margin	24,177	4,125	3,139	2,304	(2,304)	31,441
Selling and administrative						34,164
Interest income						(34)
Loss from continuing operations before amortization, equity interests and income taxes						$(2,689)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	2,091	627	593	—	—	3,311

Six months ended October 31, 2001	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$71,194	$17,414	$12,249	—	—	$100,857
Internal	—	—	—	1,216	(1,216)	—

	71,194	17,414	12,249	1,216	(1,216)	$100,857

Contribution margin	26,818	4,680	4,659	1,216	(1,216)	36,157
Selling and administrative						34,708
Interest income						(247)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,696

Total assets	$185,762	$66,183	$45,738	$38,585	—	$336,268
Capital asset expenditures	8,204	811	1,139	—	—	10,154

3      SEGMENTED INFORMATION (Continued)

b)
Geographic Segments

Three months ended October 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$22,041	$7,934	$4,921	$10,830	$45,726
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179
Three months ended October 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$26,605	8,038	$5,809	$11,473	$51,925
Identifiable assets	73,663	26,517	141,023	4,038	245,241
Goodwill and acquired technology	19,777	12,934	58,316	—	91,027
Six months ended October 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$28,054	16,462	$12,435	$15,728	$92,679
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179

Six months ended October 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$50,462	18,284	$15,032	$17,079	$100,857
Identifiable assets	73,663	26,517	141,023	4,038	245,241
Goodwill and acquired technology	19,777	12,934	58,316	—	91,027

4      RECONCILIATION TO U.S. GAAP

The following is a reconciliation of consolidated net loss as reported with U.S. GAAP:

	Three months ended October 31,		Six months ended October 31,
	2002	2001	2002	2001
Net loss in accordance with Canadian GAAP	$(3,400)	$(2,259)	$(4,785)	$(5,661)
Acquisition differences, net of income tax effect	205	205	410	410
Adjustment to equity investment, net of income tax effect	—	814	—	2,015
Adjustment to carrying value of foreign currency option in accordance with FAS 133, net of income tax effect	19	(48)	(59)	(48)

Net loss in accordance with U.S. GAAP	$(3,176)	$(1,288)	$(4,434)	$(3,284)

U.S. GAAP earnings (loss) per share:
Basic	$(0.11)	$(0.04)	$(0.15)	$(0.11)
Diluted	(0.11)	(0.04)	(0.15)	(0.11)

5      COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

Leitch Technology Corporation Offices

HEAD OFFICE

Leitch Technology Corporation

150 Ferrand Drive

Suite 700

Toronto, ON, Canada

M3C 3E5

Tel: (416) 445-9640

Fax: (416) 443-3088

Website: www.leitch.com

E-mail: info@leitch.com

SUBSIDIARIES

Leitch Incorporated

920 Corporate Lane

Chesapeake, VA 23320

USA

Tel: (757) 548-2300

Fax: (757) 548-4088

4400 Vanowen Street

Burbank, CA 91505

USA

Tel: (818) 843-7004

Fax: (818) 842-8945

Leitch Europe Limited

Holland Park House

Oldbury

Bracknell, Berkshire

RG12 8TQ England

UK

Tel: +44 1344-446 000

Fax: +44 1344-446 100

Leitch Asia Limited

Unit 1016/1018,10/F

Tower 1,

Grand Century Place

Hong Kong

Tel: +852 2776 0628

Fax: +852 2776 0227

SALES OFFICES

Atlanta, GA

Boston, MA

Burbank, CA

Calgary, Alberta

Chicago, IL

Dallas, TX

Denver, CO

Florence, KY

Indianapolis, IN

Los Angeles, CA

Miami, FL

Milano, Italy

Montreal, Quebec

New York, NY

Orlando, FL

Paris, France

Philadelphia, PA

Phoenix, AZ

Prague, Czech Republic

San Francisco, CA

São Paulo, Brazil

Teaneck, NJ

REPRESENTATIVE OFFICES

Tokyo, Japan

Leitch Technology Corporation Head Office	Leitch Incorporated Office	Leitch Europe Limited Office

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, ON, Canada M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: www.leitch.com
E-mail: info@leitch.com

QuickLinks

SECOND QUARTER REPORT 2003
MANAGEMENT'S DISCUSSION & ANALYSIS
OVERVIEW
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
Leitch Technology Corporation Offices